Mail Stop 3561
      August 17, 2005

Nathan E. Fagre
Senior Vice President and General Counsel
ValueVision Media, Inc.
6740 Shady Oak Road
Eden Prairie, MN 55344

      Re:	ValueVision Media, Inc.
		Registration Statement on Form S-3
      Filed July 29, 2005
		File No. 333-127040

Dear Mr. Fagre:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that it appears that the private sale between GE
Capital
Equity Investments and the selling stockholders may not be
completed.
According to your disclosure in the prospectus and the stock purchase
and registration agreements filed as exhibits, GE Capital Equity Investments, Inc. has agreed to sell to the selling shareholders 2,604,932 shares of common stock on the earlier to occur of (i) the second business day following the effectiveness of the
registration
statement and (ii) September 15, 2005. In this regard, it appears that at the commencement of this offering, it is possible that the selling shareholders may not yet own the common shares that they intend to resell pursuant to this registration statement.
Further,
since the purchase price for the shares has not yet been paid, there
appears to be a material contingency to the agreement.  Please tell
us why you believe that the private sale between GE Equity and the selling stockholders has been completed. Please also tell us whether there are any arrangements to place the funds to be used to pay for
the shares in an escrow, trust or similar account, and if so, please
provide a copy of the agreement.
2. According to section 2.6 of the Stock Purchase and Registration Rights Agreements filed as exhibits, the sale of common shares from
GE Capital Equity Investments, Inc. to the various selling shareholders is "[e]xempt from registration under the Securities Act of 1933 as amended...."  Please tell us which exemption  GE
Capital
Equity Investments, Inc. is relying on for the sales to the
selling
stockholders and the facts supporting the availability of the exemption.
3. Please provide an analysis supporting your position that the resale of securities by GE Capital Equity and the selling stockholders is not a primary offering on behalf of the issuer. Please tell us whether GE Capital Equity Investments, Inc., and each of the selling stockholders are broker-dealers or affiliates of broker-dealers. Further, please provide us with your analysis explaining why GE Capital Equity Investments, Inc. and each of the selling shareholders should not be named as underwriters in this offering. Please refer to the factors discussed in Tel. Interp. No.
76, Section H., Division of Corporation Finance Manual of Publicly
Available Telephone Interpretations.   We may have further comment
upon review of your response.

******

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Kurt Murao, Attorney Advisor, at (202) 551-
3338,
Peggy Kim, Senior Staff Attorney, at (202) 551-3411 or me at (202) 551-3720 with any other questions.

      					Sincerely,



						H. Christopher Owings
      					Assistant Director


cc: 	James P. Beaubien, Esq.
	Latham & Watkins LLP
      Fax: (213) 891-8763
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Nathan E. Fagre
ValueVision Media, Inc.
August 17, 2005
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